SECOND AMENDMENT TO CLASS A SHARE RIGHTS AGREEMENT

This SECOND AMENDMENT (this "Second Amendment") is made and entered into as of this 29th day of July, 2007 by and between Rural Cellular Corporation, a Minnesota corporation (the "Company"), and Wells Fargo Bank, N.A., successor to Norwest Bank Minnesota, National Association, as rights agent (the "Rights Agent"). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Rights Agreement (as defined below).

W I T N E S S E T H

WHEREAS, the Company and the Rights Agent are parties to the Class A Share Rights Agreement, dated as of April 30, 1999, as amended on March 31, 2000 (the "Rights Agreement");

WHEREAS, it is proposed that the Company enter into an Agreement and Plan of Merger, dated as of July 29, 2007, by and among Cellco Partnership, a Delaware general partnership doing business as Verizon Wireless ("Parent"), Airtouch Cellular, a California corporation ("Holdings"), and the Company, pursuant to which, among other things, a Minnesota corporation to be formed in accordance with the Merger Agreement as a wholly-owned subsidiary of Holdings ("Merger Sub") would merge with and into the Company (the "Merger"), with each then issued and outstanding share of the Company's class A common stock, par value $.01 per share ("Class A Common Stock"), and class B common stock, par value $.01 per share ("Class B Common Stock" and, together with the Class A Common Stock, "Company Common Stock"), excluding shares of Company Common Stock owned by the Company as treasury stock, any shares of Company Common Stock owned by Parent, Merger Sub or any direct or indirect subsidiary of Parent or shares of Company Common Stock held by shareholders who validly perfect appraisal rights, being cancelled and converted into the right to receive $45.00 in cash, without interest;

WHEREAS, the Disinterested Director Committee of the Board of Directors of the Company (the "Board") has approved the Merger Agreement and the transactions contemplated thereby, including Merger;

WHEREAS, the Board has approved the Merger Agreement and the transactions contemplated thereby, including the Merger;

WHEREAS, pursuant to Section 27 of the Rights Agreement, prior to the Distribution Date, the Company may and the Rights Agent shall, if so directed by the Company, from time to time supplement or amend the Rights Agreement without the approval of any holders of Class A Common Stock or Class A Rights Certificates; and

WHEREAS, the Board has determined that an amendment to the Rights Agreement as set forth herein is necessary and desirable in connection with the foregoing.

NOW, THEREFORE, in consideration of the premises and agreements set forth herein and in the Rights Agreement, the parties hereto, intending to be legally bound, agree as follows:

Section 1.        Defined Terms. Section 1 of the Rights Agreement is hereby amended to add thereto the following paragraphs (t), (u), (v), (w) and (x) which provide as follows:

"(t) "Holdings" shall mean Airtouch Cellular, a California corporation doing business as Verizon Wireless.

(u) "Merger" shall mean the merger of Merger Sub with and into the Company pursuant to the terms of the Merger Agreement.

(v) "Merger Agreement" shall mean that certain Agreement and Plan of Merger, dated as of July 29, 2007, by and among Parent, Holdings and the Company, as it may be amended from time to time in accordance with its terms.

(w) "Merger Sub" shall mean a Minnesota corporation to be formed as a wholly-owned subsidiary of Holdings.

(x) "Parent" shall mean Cellco Partnership, a Delaware general partnership doing business as Verizon Wireless."

Section 2.        Amendment to Definition of Acquiring Person. The definition of "Acquiring Person" set forth in Section 1(a) of the Rights Agreement is hereby amended and supplemented by adding the following sentence to the end thereof:

"Notwithstanding anything in this Agreement to the contrary, neither Parent nor any of its existing or future Affiliates or Associates, including, without limitation, Holdings, shall be deemed to be an Acquiring Person solely by virtue of (i) the approval, execution or delivery of the Merger Agreement, (ii) the public or other announcement of the Merger Agreement or the transactions contemplated thereby, (iii) the consummation of the Merger or (iv) the consummation of any other transaction contemplated by the Merger Agreement."

Section 3.        Amendment to Definition of Expiration Date. Section 7(a) of the Rights Agreement is amended by deleting the word "or" immediately preceding clause (iii) and adding the following at the end of clause (iii):

"or (iv) immediately prior to the effective time of the Merger."

Section 4.        Rights Agent Direction. The Rights Agent is directed to immediately execute this Second Amendment.

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Section 5.        Termination of Merger Agreement. If for any reason the Merger Agreement is terminated, then the Company shall notify the Rights Agent and this Second Amendment shall be of no further force and effect and the Rights Agreement shall remain exactly the same as it existed immediately prior to the effectiveness of this Second Amendment.

Section 6.        Effectiveness. This Second Amendment shall be deemed effective as of, and immediately prior to, the execution and delivery of the Merger Agreement. Except as amended by this Second Amendment, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected by this Second Amendment.

Section 7.        Severability. If any term, provision, covenant or restriction of this Second Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants or restrictions of this Second Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 8.        Counterparts. This Second Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed an original, and all such counterparts shall together constitute but one and the same instrument.

Section 9.        Governing Law. This Second Amendment shall be deemed to be a contract made under the laws of the State of Minnesota and for all purposes shall be governed by and construed in accordance with the laws of the State of Minnesota applicable to contracts to be made and performed entirely within such state.

Section 10.      Waiver of Notice. The Company and the Rights Agent hereby waive any notice requirement under the Rights Agreement pertaining to the matters covered by this Second Amendment.

Section 11.      Descriptive Headings. Descriptive headings of the several sections of this Second Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Second Amendment.

[Signature page follows.]

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IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to Class A Share Rights Agreement to be duly executed as of the day and year first above written.

RURAL CELLULAR CORPORATION

By:	/s/ Richard P. Ekstrand
	Name:	Richard P. Ekstrand
	Title:	President and Chief Executive Officer

WELLS FARGO BANK, N.A., successor to NORWEST BANK MINNESOTA, NATIONAL ASSOCIATION

By:	/s/ Steven J. Hoffman
	Name:	Steven J. Hoffman
	Title:	Assistant Vice President